WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050



July 30, 2004



The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on July 27, 2004, and (ii) one (1) announcement released to the LSE on July 29, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,



By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

# SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



AVS NO

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company<br><br>**MARKS AND SPENCER GROUP PLC** | **2.** Name of director<br><br>**ANTHONY HABGOOD** |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest<br><br>In respect of 2 above | **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)<br><br>Anthony Habgood |
| **5.** Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)<br><br>N/A | **6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary<br><br>Acquisition |

| | | | |
|---|---|---|---|
| **7.** Number of shares/amount of stock acquired<br><br>2,500 shares | **8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)<br><br>De minimis | **9.** Number of shares/amount of stock disposed<br><br>N/A | **10.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)<br><br>N/A |
| **11.** Class of security<br><br>Ordinary shares of 25p each | **12.** Price per share<br><br>343.95p | **13.** Date of transaction<br><br>26 July 2004 | **14.** Date company informed<br><br>27 July 2004 |

| | |
|---|---|
| **15.** Total holding following this notification<br><br>2,500 shares | **16.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)<br><br>De minimis |

**If a director has been granted options by the company please complete the following boxes.**

| | |
|---|---|
| **17.** Date of grant | **18.** Period during which or date on which exercisable |
| **19.** Total amount paid (if any) for grant of the option | **20.** Description of shares or debentures involved: class, number |
| **21.** Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | **22.** Total number of shares or debentures over which options held following this notification |
| **23.** Any additional information | **24.** Name of contact and telephone number for queries<br><br>SUE SADLER TEL. 020 7268 8642 |

**25.** Name and signature of authorised company official responsible for making this notification

DEBBIE WALMSLEY, ASSISTANT COMPANY SECRETARY

Date of notification: 27 July 2004

**This page is left intentionally blank**

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | |
|---|---|

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company | Marks and Spencer Group plc |
| **2.** Name of shareholder having a major interest | UBS Investment Bank |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | UBS Investment Bank |
| **5.** Number of shares/amount of stock acquired | 28,725,924 |
| **6.** Percentage of issued class | De minimis |
| **7.** Number of shares/amount of stock disposed | N/A |
| **8.** Percentage of issued class | N/A |
| **9.** Class of security | Ordinary shares of 25p each |
| **10.** Date of transaction | 28 July 2004 |
| **11.** Date company informed | 29 July 2004 |
| **12.** Total holding following this notification | 120,469,350 |
| **13.** Total percentage holding of issued class following this notification | 5.3% |
| **14.** Any additional information | N/A |
| **15.** Name of contact and telephone number for queries | Debbie Walmsley 020 7268 3157 |
| **16.** Name and signature of authorised company official responsible for making this notification | Debbie Walmsley - Assistant Company Secretary |
| **17.** Date of notification | 29 July 2004 |